Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and any amendments hereto, relating to the ordinary shares, par value of US$0.16 per share of ICZOOM Group Inc., a Cayman Islands exempted company with limited liability whose principal place of business is in Shenzhen, China, shall be filed on behalf of the undersigned.

February 9, 2024

Forerunner Universal Limited

By:	/s/ Duanrong Liu
Name: Duanrong Liu
Title: Sole Shareholder

By:	/s/ Duanrong Liu
Name: Duanrong Liu